SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15

N-0250 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2011.	EKSPORTFINANS ASA

	By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press Release dated October 20, 2011.

This Form 6-K and the information contained herein is hereby incorporated by reference into our Registration Statement No. 333-164694.

Presentation of information

In this report, we use the term “us”, “we”, “our”, “Company” and “Eksportfinans” for Eksportfinans ASA group.

Website

Although certain references are made herein to www.eksportfinans.no, neither that website nor any information included thereon or on any pages that can be accessed therefrom are incorporated by reference herein.